22003227

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SEC FILE NUMBER
8-65548

8-66548

ANNUAL REPORTS
FORM X-17A-5
PART III

FACING PAGE

Information Required Pursuant to Rules 17a-5, 17a-12, and 18a-7 under the Securities Exchange Act of 1934

FILING FOR THE PERIOD BEGINNING 01/01/21 (MM/DD/YY) AND ENDING 12/31/21 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF FIRM: COBRA TRADING, INC.

TYPE OF REGISTRANT (check all applicable boxes):

☒ Broker-dealer ☐ Security-based swap dealer ☐ Major security-based swap participant

☐ Check here if respondent is also an OTC derivatives dealer

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use a P.O. box no.)

3008 E HEBRON PKWY, BLDG. 400
(No. and Street)

CARROLLTON	TX	75010
(City)	(State)	(Zip Code)

PERSON TO CONTACT WITH REGARD TO THIS FILING

CHADD HESSING	972-491-7999	ch@cobratrading.com
(Name)	(Area Code – Telephone Number)	(Email Address)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose reports are contained in this filing*

SANVILLE & COMPANY
(Name – if individual, state last, first, and middle name)

325 S ST PAUL ST, STE 3100	DALLAS	TX	75201
(Address)	(City)	(State)	(Zip Code)

9/18/03	169
(Date of Registration with PCAOB)(if applicable)	(PCAOB Registration Number, if applicable)

FOR OFFICIAL USE ONLY

* Claims for exemption from the requirement that the annual reports be covered by the reports of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis of the exemption. See 17 CFR 240.17a-5(e)(1)(ii), if applicable.

Persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

RMS

OATH OR AFFIRMATION

I, CHADD HESSING, swear (or affirm) that, to the best of my knowledge and belief, the financial report pertaining to the firm of COBRA TRADING, INC., as of 12/31, 2021, is true and correct. I further swear (or affirm) that neither the company nor any partner, officer, director, or equivalent person, as the case may be, has any proprietary interest in any account classified solely as that of a customer.

Signature: [signature]

Title: CFO

[signature]
Notary Public

A AZIZ MOHAMED
Notary Public, State of Texas
Comm. Expires 10-24-2022
Notary ID 130034554

This filing** contains (check all applicable boxes):

- ☒ (a) Statement of financial condition.
- ☐ (b) Notes to consolidated statement of financial condition.
- ☒ (c) Statement of income (loss) or, if there is other comprehensive income in the period(s) presented, a statement of comprehensive income (as defined in § 210.1-02 of Regulation S-X).
- ☒ (d) Statement of cash flows.
- ☒ (e) Statement of changes in stockholders' or partners' or sole proprietor's equity.
- ☐ (f) Statement of changes in liabilities subordinated to claims of creditors.
- ☒ (g) Notes to consolidated financial statements.
- ☒ (h) Computation of net capital under 17 CFR 240.15c3-1 or 17 CFR 240.18a-1, as applicable.
- ☐ (i) Computation of tangible net worth under 17 CFR 240.18a-2.
- ☒ (j) Computation for determination of customer reserve requirements pursuant to Exhibit A to 17 CFR 240.15c3-3.
- ☐ (k) Computation for determination of security-based swap reserve requirements pursuant to Exhibit B to 17 CFR 240.15c3-3 or Exhibit A to 17 CFR 240.18a-4, as applicable.
- ☐ (l) Computation for Determination of PAB Requirements under Exhibit A to § 240.15c3-3.
- ☒ (m) Information relating to possession or control requirements for customers under 17 CFR 240.15c3-3.
- ☐ (n) Information relating to possession or control requirements for security-based swap customers under 17 CFR 240.15c3-3(p)(2) or 17 CFR 240.18a-4, as applicable.
- ☒ (o) Reconciliations, including appropriate explanations, of the FOCUS Report with computation of net capital or tangible net worth under 17 CFR 240.15c3-1, 17 CFR 240.18a-1, or 17 CFR 240.18a-2, as applicable, and the reserve requirements under 17 CFR 240.15c3-3 or 17 CFR 240.18a-4, as applicable, if material differences exist, or a statement that no material differences exist.
- ☐ (p) Summary of financial data for subsidiaries not consolidated in the statement of financial condition.
- ☒ (q) Oath or affirmation in accordance with 17 CFR 240.17a-5, 17 CFR 240.17a-12, or 17 CFR 240.18a-7, as applicable.
- ☐ (r) Compliance report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☒ (s) Exemption report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (t) Independent public accountant's report based on an examination of the statement of financial condition.
- ☒ (u) Independent public accountant's report based on an examination of the financial report or financial statements under 17 CFR 240.17a-5, 17 CFR 240.18a-7, or 17 CFR 240.17a-12, as applicable.
- ☐ (v) Independent public accountant's report based on an examination of certain statements in the compliance report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☒ (w) Independent public accountant's report based on a review of the exemption report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (x) Supplemental reports on applying agreed-upon procedures, in accordance with 17 CFR 240.15c3-1e or 17 CFR 240.17a-12, as applicable.
- ☐ (y) Report describing any material inadequacies found to exist or found to have existed since the date of the previous audit, or a statement that no material inadequacies exist, under 17 CFR 240.17a-12(k).
- ☐ (z) Other: ______

***To request confidential treatment of certain portions of this filing, see 17 CFR 240.17a-5(e)(3) or 17 CFR 240.18a-7(d)(2), as applicable.*

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OMB Number: 3235-0123 Expires: Oct. 31, 2023 Estimated average burden hours per response: 12

SEC FILE NUMBER
8-65548

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

ANNUAL REPORTS
FORM X-17A-5
PART III

FACING PAGE

Information Required Pursuant to Rules 17a-5, 17a-12, and 18a-7 under the Securities Exchange Act of 1934

FILING FOR THE PERIOD BEGINNING 01/01/21 (MM/DD/YY) AND ENDING 12/31/21 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF FIRM: COBRA TRADING, INC.

TYPE OF REGISTRANT (check all applicable boxes):
☒ Broker-dealer ☐ Security-based swap dealer ☐ Major security-based swap participant
☐ Check here if respondent is also an OTC derivatives dealer

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use a P.O. box no.)

3008 E HEBRON PKWY, BLDG. 400
(No. and Street)

CARROLLTON	TX	75010
(City)	(State)	(Zip Code)

PERSON TO CONTACT WITH REGARD TO THIS FILING

CHADD HESSING	972-491-7999	ch@cobratrading.com
(Name)	(Area Code – Telephone Number)	(Email Address)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose reports are contained in this filing*

SANVILLE & COMPANY
(Name – if individual, state last, first, and middle name)

325 S ST PAUL ST, STE 3100	DALLAS	TX	75201
(Address)	(City)	(State)	(Zip Code)

9/18/03	169
(Date of Registration with PCAOB)(if applicable)	(PCAOB Registration Number, if applicable)

FOR OFFICIAL USE ONLY

* Claims for exemption from the requirement that the annual reports be covered by the reports of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis of the exemption. See 17 CFR 240.17a-5(e)(1)(ii), if applicable.

Persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

Sanville & Company
CERTIFIED PUBLIC ACCOUNTANTS

ROBERT F. SANVILLE, CPA
MICHAEL T. BARANOWSKY, CPA
JOHN P. TOWNSEND, CPA
NATHANIEL S. HARTGRAVES, CPA

1514 OLD YORK ROAD ABINGTON, PA 19001
(215) 884-8460 • (215) 884-8686 FAX

GOVERNANCE OF
AMERICAN INSTITUTE OF
CERTIFIED PUBLIC ACCOUNTANTS
PENNSYLVANIA INSTITUTE OF
CERTIFIED PUBLIC ACCOUNTANTS

100 WALL STREET 8th FLOOR
NEW YORK, NY 10005
(212) 709-9512

Report of Independent Registered Public Accounting Firm

To the Board of Directors of
Cobra Trading, Inc.

Opinion on the Financial Statement
We have audited the accompanying statement of financial condition of Cobra Trading, Inc. (the Company) as of December 31, 2021, and the related statements of income, stockholder's equity and cash flows for the year then ended, and the related notes to the financial statements (collectively, the financial statements). In our opinion, the financial statements presents fairly, in all material respects, the financial position of the Company as of December 31, 2021, and the results of its operations and its cash flows for the year then ended, in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion
These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free from material misstatement, whether due to error or fraud. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audit we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion.

Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

Supplemental Information
The supplementary information contained in Schedule I, Computation of Net Capital Under Rule 15c3-1, Schedule II, Computation of Net Capital Under Regulation 1.17 of the Commodity Futures Trading Commission, Schedule III, Computation of Requirements Under Rule 15c3-3 (exemption) and Schedule IV Information Relating to the Possession or Control Requirements Under Rule 15c3-3, all under the Rules of the Securities and Exchange

Commission have been subjected to audit procedures performed in conjunction with the audit of the Company's financial statements. The Supplemental Information is the responsibility of the Company's management. Our audit procedures included determining whether the Supplemental Information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the Supplemental Information. In forming our opinion on the Supplemental Information, we evaluated whether the Supplemental Information, including its form and content, is presented in conformity with 17 C.F.R. § 240.17a-5. In our opinion, the supplementary information contained in Schedule I, Computation of Net Capital Under Rule 15c3-1, Schedule II, Computation of Net Capital Under Regulation 1.17 of the Commodity Futures Trading Commission, Schedule III, Computation of Requirements Under Rule 15c3-3 (exemption) and Schedule IV Information Relating to the Possession or Control Requirements Under Rule 15c3-3, all under the Rules of the Securities and Exchange Commission are fairly stated, in all material respects, in relation to the financial statements as a whole.

Samville + Company

This is the initial year we have served as the Company's auditor.

Dallas, Texas
February 25, 2022

COBRA TRADING, INC.
Statement of Financial Condition
December 31, 2021

ASSETS

Cash and cash equivalents	$	3,904,229
Deposit with broker/dealer		15,307,244
Clearing deposit with broker-dealer		151,077
Receivable from broker-dealer		1,622,901
Other receivables		39,639
Property, equipment and leasehold improvements, net of accumulated depreciation of $138,887		1,395,852
Right of use asset		789,119
Other assets		340,304
	$	23,550,365

LIABILITIES AND STOCKHOLDER'S EQUITY

Liabilities:		
Accounts payable and accrued expenses	$	7,125,585
Loan Payable		948,267
Lease liability		789,119
		8,862,971
Stockholder's equity:		
Common stock, no par value, 100,000 shares authorized, 1,000 shares issued and outstanding		96,250
Retained earnings		14,591,144
Total stockholder's equity		14,687,394
	$	23,550,365

The accompanying notes are an integral part of these financial statements.

COBRA TRADING, INC.

Statement of Income

For the Year Ended December 31, 2021

Revenues:		
Commissions	$	23,390,904
Interest income		21,798
Fee income		52,572,059
Miscellaneous income		9,767
Total Income		75,994,528
Expenses:		
Employee compensation and benefits		2,804,837
Brokerage and clearance fees		41,704,581
Communications		67,086
Occupancy and equipment costs		522,010
Promotional costs		933,463
Interest		46,906
Regulatory fees and expenses		169,410
Professional fees		14,472,093
Other expenses		417,306
Total Expenses		61,137,692
Net Income	$	14,856,836

The accompanying notes are an integral part of these financial statements.

COBRA TRADING, INC.

Statement of Changes in Stockholder's Equity

For the Year Ended December 31, 2021

	Shares	Common Stock	Retained Earnings	Total
Balance at December 31, 2020	1,000	$ 96,250	$ 4,234,308	$ 4,330,558
Net income			14,856,836	14,856,836
Distributions			(4,500,000)	(4,500,000)
Balance at December 31, 2021	1,000	$ 96,250	$ 14,591,144	$ 14,687,394

The accompanying notes are an integral part of these financial statements.

COBRA TRADING, INC.
Statement of Cash Flows
For the Year Ended December 31, 2021

Cash Flows from Operating Activities	
Net income	$ 14,856,836
Adjustments to reconcile net income (loss) to net cash provided (used) by operating activities:	
Depreciation	80,211
Change in operating assets and liabilities:	
Increase in deposit with broker/dealer	(8,870,630)
Increase in clearing deposit with broker	(70)
Increase in receivable from broker-dealer	(63,531)
Increase in other receivables	(33,260)
Decrease in right of use asset	68,840
Increase in other assets	(122,636)
Increase in accounts payable and accrued expenses	2,522,237
Decrease in lease obligations	(68,840)
Net cash provided by operating activities	8,369,157
Cash Flows from Investing Activities	
Purchase of furniture, equipment and leasehold improvements	(1,362,500)
Net cash used by investing activities	(1,362,500)
Cash Flows from Financing Activities	
Loans	948,266
Distributions	(4,500,000)
Net cash used by financing activities	(3,551,734)
Net increase (decrease) in cash and cash equivalents	3,454,923
Cash and cash equivalents at beginning of year	449,306
Cash and cash equivalents at end of year	$ 3,904,229
Supplemental disclosures	
Cash paid for:	
Income taxes	$ 0
Interest	$ 46,906

The accompanying notes are an integral part of these financial statements.

COBRA TRADING, INC.
Notes to Financial Statements
December 31, 2021

Note 1 — Organization and Nature of Business

The Consolidated Financial Statements include the accounts of Cobra Trading, Inc. and its wholly owned subsidiary, Jet Goals Aviation LLC, in which the firm acquired a 100% ownership. All material intercompany balances and transactions have been eliminated.

Cobra Trading, Inc. (the "Company") was organized in June, 2004. The Company became a broker/dealer in securities registered with the Securities and Exchange Commission ("SEC") effective December 17, 2004, and is a member of the Financial Industry Regulatory Authority ("FINRA"), the National Futures Association ("NFA") and Securities Investor Protection Corporation ("SIPC"). The Company operates under the exemption provisions of SEC Rule 15c3-3(k)(2)(ii) which provide that all funds and securities belonging to the Company's customers be handled by a clearing broker-dealer.

The Company's customers are primarily individuals trading securities through the Company's online portal.

Note 2 — Significant Accounting Policies

Cash and Cash Equivalents

The Company treats money market mutual funds and all highly liquid debt instruments with original maturities of three months or less as cash equivalents for purposes of the statement of cash flows.

Property, Equipment and Leasehold Improvements

Property, equipment and leasehold improvements are stated at cost. Depreciation on office equipment and furniture is computed using the straight line method over useful lives of three to seven years. Leasehold improvements are amortized over the shorter of their useful lives or the remainder of the lease term.

Management Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America ("GAAP") requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the period. Actual results could differ from those estimates.

Note 2 — Significant Accounting Policies (cont'd)

Revenue From Contracts with Customers

The Company follows Accounting Standards Codification (ASC) Topic 606, Revenue from Contracts with Customers (ASC 606). ASC 606 requires that an entity recognize revenue to depict the transfer of promised goods or services to customers in an amount that reflects the consideration to which the entity expects to be entitled in exchange for those goods and services. The guidance requires an entity to follow a five-step model to (a) identify the contract(s) with the customer, (b) identify the performance obligations in the contract, (c) determine the transaction price, and (d) allocate the transaction price to the performance obligation, in determining the transaction price, an entity may include variable consideration only to the extent that it is probable that a significant reversal in the amount of cumulative revenue recognized would not occur when the uncertainty associated with the variable consideration is resolved and (e) recognize revenue when (or as) the Company satisfies a performance obligation.

Revenue from contracts with customers include brokerage commissions and fee revenues. The recognition and measurement of revenue is based on the assessment of individual contract items. Significant judgement is required to determine whether performance obligations are satisfied at the point in time or other time; how to allocate transaction process where multiple performance obligations are identified; when to recognize revenue based on the appropriate measure of the Company's progress under the contract; and whether constraints should be applied due to uncertain future events.

Brokerage Commissions

The Company buys and sells securities on behalf of its customers. Each time a customer enters into a buy or sell transaction, the Company charges a commission. Commissions and related clearing expenses are recorded on the trade date (the date that the Company fills the trade order by finding and contracting with a counterparty and confirms the trade with the customer). The Company believes that the performance obligation is satisfied on the trade date because that is when the underlying financial instrument or purchaser is identified, the pricing is agreed upon and the risks and rewards of ownership have been transferred to/from the customer.

Fee Revenue

The fee revenue consists of two parts. Primarily, the Company charges its customers a short interest charge for short positions in the customer's accounts. This fee is assessed daily. In addition, some customers take advantage of certain software offered by the Company. The fee for this service is charged monthly. The Company believes that the

Note 2 — Significant Accounting Policies (cont'd)

performance obligation of the Company is satisfied when the charges are made to the customer.

The economic conditions which affect the Company's operations are related to overall strength of the financial and commodity markets.

Leases

The Company determines if an arrangement is a lease at inception. Leases that have terms of one year or less are deemed to be short term, and are expensed on a straight line basis over their respective terms. Operating leases are included in right-of-use ("ROU") assets, and lease liabilities in the Statement of Financial Condition.

ROU assets represent the right to use an underlying asset for the lease term and lease liabilities represent the obligation to make lease payments arising from the lease. Operating lease ROU assets and liabilities are recognized at commencement date based on the present value of lease payment over the lease term. As most of the leases do not provide an implicit rate, the Company generally uses, the incremental borrowing rate based on the estimated rate of interest for collateralized borrowing over a similar term of the lease payments at the commencement date. The operating lease ROU assets also includes any lease payments made and excludes lease incentives. The lease terms may include options to extend or terminate the lease when it is reasonably certain that the Company will exercise that option. Lease expense for lease payment is recognized on a straight-line basis over the lease term.

The Company has lease agreements with lease and non-lease components, which are generally accounted for separately.

Advertising Costs

All nondirect-response advertising costs are expensed as incurred. Advertising costs were $933,463 for the year ended December 31, 2021.

Deposits with and Receivable from Clearing Broker-Dealer

Deposits with clearing broker-dealer include cash maintained at the clearing broker-dealer for clearing and trading activities. Receivable from clearing broker-dealer is comprised of commissions. Such amounts are normally collected between five and thirty-five days after month end. As such, management has not recorded an allowance for doubtful accounts on

Note 2 — Significant Accounting Policies (cont'd)

these receivables. Management records an allowance for doubtful accounts based on a collectability review of specific accounts. Any receivables deemed not collectable are written off against the allowance. Receivables were $1,622,901 at December 31, 2021.

Note 3 — Furniture, Equipment and Leasehold Improvements

A summary of furniture, equipment and leasehold improvements at December 31, 2021 were as follows:

Aircraft	$ 1,350,623
Furniture and fixtures	63,308
Equipment	51,828
Leasehold Improvements	68,980
	1,534,739
Less: accumulated depreciation	138,887
	$ 1,395,852

Depreciation expense was $80,211 for the year ended December 31, 2021.

Note 4 — Net Capital Requirements

Pursuant to the net capital provisions of Rule 15c3-1 of the Securities and Exchange Act of 1934, a minimum net capital requirement must be maintained, as defined under such provisions. Net capital and the related net capital ratio may fluctuate on a daily basis.

At December 31, 2021, the Company had net capital of $12,911,599 and net capital requirements of $538,257. The ratio of aggregate indebtedness to net capital was 0.63 to 1 at December 31, 2021. The Securities and Exchange Commission permits a ratio of no greater than 15 to 1.

Pursuant to the net capital requirements of Section 1.17 of the Commodity Futures Trading Commission, a minimum net capital requirement must be maintained, as defined under such provisions. As an introducing broker, the Company is required to maintain net capital of $538,257. At December 31, 2021, the Company had net capital as defined under Section 1.17 of $12,911,599 which resulted in an excess net capital of $12,373,342.

COBRA TRADING, INC.
Notes to Financial Statements
December 31, 2021

Note 5 - Defined Contribution Plan

The Company adopted a defined contribution plan, effective January 1, 2018, for its eligible employees. The Company may make deferral contributions up to the annual maximum amount allowed by the Internal Revenue Code. The Company expensed $173,637 during 2021.

Note 6 — Federal Income Taxes

The Company, with consent of its stockholder, has elected under the Internal Revenue